Exhibit 99.1

ENTRÉE RESOURCES ANNOUNCES FISCAL YEAR 2021 RESULTS and REVIEWS CORPORATE HIGHLIGHTS

VANCOUVER, BC, March 25, 2022 /CNW/ - Entrée Resources Ltd. (TSX: ETG) (OTCQB: ERLFF) (- the "Company" or "Entrée") has today filed its annual operational and financial results for the year ended December 31, 2021. All numbers are in U.S. dollars unless otherwise noted.

2021 HIGHLIGHTS

Entrée/Oyu Tolgoi JV Property
On October 21, 2021, Entrée filed an amended Technical Report (the "2021 Technical Report") for its interest in the Entrée/Oyu Tolgoi joint venture property in Mongolia (the "Entrée/Oyu Tolgoi JV Property"). The 2021 Technical Report has an original effective date of May 17, 2021, and an amended effective date of October 8, 2021.

•	The 2021 Technical Report discusses an updated reserve case (the "2021 Reserve Case") based on mineral reserves attributable to the Entrée/Oyu Tolgoi joint venture (the "Entrée/Oyu Tolgoi JV") from the first lift ("Lift 1") of the Hugo North Extension deposit and a Preliminary Economic Assessment on a conceptual second lift ("Lift 2") of the Hugo North Extension deposit ("2021 PEA").
•	Life-of-mine ("LOM") financial highlights attributable to Entrée from the 2021 Reserve Case and the 2021 PEA include:

			2021 Reserve Case	2021 PEA
			HNE Lift 1	HNE Lift 2
LOM cash flow, pre-tax		$ M	$449	$1,982
Net present value, after tax
•	5%	$ M	$185	$541
•	8%	$ M	$131	$306
Mine life		Years	17	22
LOM Metal recovered
•	Copper	Mlb	1,249	4,564
•	Gold	Koz	549	2,025
•	Silver	Koz	3,836	15,067

Notes:
1.	Long term metal prices used in the net present value ("NPV") economic analyses are: copper $3.25/lb, gold $1,591.00/oz and silver $21.08/oz.
2.	The mineral reserves that form the basis of the 2021 Reserve Case are from a separate portion of the Hugo North Extension deposit than the mineral resources in the 2021 PEA. The 2021 Reserve Case and the 2021 PEA are therefore exclusive of each other.
3.	The economic analysis in the 2021 PEA does not have as high a level of certainty as the 2021 Reserve Case. The 2021 PEA is preliminary in nature and includes Inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the 2021 PEA will be realized. Mineral resources are not mineral reserves and do not have demonstrated economic viability.
4.	2021 Reserve Case cash flows are discounted to the beginning of 2021.
5.	2021 PEA cash flows are discounted to the beginning of 2027, the assumed beginning of Hugo North Lift 2 development. Attributable Entrée/Oyu Tolgoi JV production is assumed to begin in 2031 and ramps up to stable production in 2043. Final Entrée/Oyu Tolgoi JV attributable production is assumed to conclude in 2056.
6.	Entrée has a 20% attributable interest in the recovered metal.
7.	2021 Reserve Case mine life includes 4-years development production followed by 13-years block cave production. 2021 PEA mine life includes 4-years development production followed by 18-years block cave production.

•	Both the 2021 Reserve Case and the 2021 PEA are based on information supplied by Entrée's joint venture partner Oyu Tolgoi LLC ("OTLLC") or reported within the 2020 Oyu Tolgoi Mongolian Statutory Study (previously referred to as the 2020 Oyu Tolgoi Feasibility Study) ("OTMSS20"), which was completed by OTLLC on the Oyu Tolgoi project in July 2020 (refer to the July 2, 2020 press release from Turquoise Hill Resources Ltd. ("Turquoise Hill")). OTMSS20 discusses the mine plan for Lift 1 of the Hugo North (including Hugo North Extension) underground block cave on both the Oyu Tolgoi mining licence and the Entrée/Oyu Tolgoi JV Property. The Lift 1 mine plan incorporates the development of three panels and in order to reach the full sustainable production rate of 95,000 tonnes per day ("tpd") from the underground operations, all three panels need to be in production. Hugo North Extension on the Entrée/Oyu Tolgoi JV Property is located in the northern portion of Panel 1.
•	The Lift 1 mine design presented in OTMSS20 and the 2021 Reserve Case is subject to future refinements and updates. Hugo North (including Hugo North Extension) Lift 1 surface and underground drilling programs will support the evaluation by OTLLC of different design and sequencing options for Panels 1 and 2. As reported by Turquoise Hill, during 2021 a total of 10,494 metres of Panel 1 drilling was undertaken to increase orebody knowledge. The data collected has been used to refine the structural and geotechnical models which form the basis of the mine design. From 2022 onwards, the focus of drilling will shift to Lift 2 and peripheral areas of Lift 1. In 2021, 1,009 metres of Lift 2 Panel 1 drilling was completed. The Panel 1 study is scheduled for completion in the first half of 2023. Entrée has not yet received any details or results of OTLLC's surface and underground drilling programs from 2021.
•	The 2021 Technical Report assumes first development production from Hugo North Extension Lift 1 in H2 2022. Turquoise Hill has reported that Panels 1 and 2 are expected to be delayed as a result of the delay in commencement of the Panel 0 undercut, COVID-19 related work restrictions impacting progress on Shafts 3 and 4 and underground development, and changes to mining scope. Turquoise Hill has reported that efforts to minimize delays to Panels 1 and 2 due to ventilation constraints ahead of Shaft 3 and 4 commissioning continue. Shafts 3 and 4 are required to provide ventilation to support production from Panels 1 and 2 during ramp up to 95,000 tpd. An approximately 9-month delay to Shafts 3 and 4 is currently anticipated with the first Panel 1 draw bell now expected by Turquoise Hill in H1 2027 rather than H2 2026.
•	Turquoise Hill reported that a reforecast of cost and schedule for the remaining Lift 1 underground project scope is now expected in the second quarter 2022. The Company continues to monitor the situation in Mongolia including with respect to possible delays to commencement of Panel 1. The Company will assess the potential impact of any delays as it becomes aware of them and will update the market accordingly.

Oyu Tolgoi Underground Development
The Oyu Tolgoi project in Mongolia includes two separate land holdings: the Oyu Tolgoi mining licence, which is held by Entrée's joint venture partner OTLLC and the Entrée/Oyu Tolgoi JV Property, which is a partnership between Entrée and OTLLC. On March 2, 2022, OTLLC's 66% shareholder Turquoise Hill provided an update on Oyu Tolgoi underground development:

•	COVID-19 impacts in Mongolia are ongoing. During the fourth quarter 2021, COVID-19 restrictions adversely impacted underground development and OTLLC's ability to maintain normal roster changes for workers remained challenged.
•	OTLLC continues to implement multiple COVID-19 controls at site and maintains a 5-day mandatory isolation for workers prior to entering site. With the arrival of the Omicron variant of COVID-19, cases increased at site during early 2022, however shorter quarantine periods have been maintained and cases are being managed well. Some interruption to work progress is expected in the first quarter 2022.
•	Although COVID-19 related restrictions continued to impact Shaft 3 and 4 activities, progress was made during the fourth quarter 2021. Shaft 4 sinking activities re-commenced in October 2021, with advancement now at 148 metres below ground level. Shaft 3 readiness works continued, with sinking commencement expected by the end of the first quarter 2022. In response to slower than planned sinking rates at Shaft 4, a productivity improvement program is underway and outcomes will be applied to activities in both shafts.
•	The underground project progressed well during the fourth quarter 2021 with breakthrough of the service decline achieved and caving related development and construction continuing. Material Handling System 1 ("MHS1") construction was completed in the fourth quarter 2021. MHS1 commissioning and construction of the first on-footprint truck chute, a key enabler for production, was achieved in February 2022, and sustainable production from Lift 1 Panel 0 is still expected in H1 2023.
•	Ahead of the first Lift 1 Panel 0 drawbell blast, expected in the third quarter 2022, development and construction work on the extraction level continues with drawbell drives in the initiation area being excavated, drawpoint construction underway and concrete roadways laid, as well as continued construction work on truck chutes supporting Panel 0.
•	At the end of the fourth quarter 2021, cumulative underground development progress was 63,418 equivalent metres ("eqm") and cumulative conveyor to surface advancement was 15,862 eqm.
•	On January 24, 2022, Turquoise Hill announced the resolution of key outstanding issues related to the Oyu Tolgoi underground mine:
•	Turquoise Hill and the Government of Mongolia reached a mutual understanding for a renewed partnership.
•	Turquoise Hill and Rio Tinto entered into a binding agreement that delineates a comprehensive funding arrangement to address Turquoise Hill's estimated incremental funding requirements to complete the project (the "Amended HoA").
•	The OTLLC board approved the signing of an Electricity Supply Agreement to provide Oyu Tolgoi with a long-term source of power from the Mongolian grid on terms fully agreed with the Government of Mongolia.
•	Following progress in negotiations with the Government of Mongolia, all undercut readiness criteria were considered to be achieved on January 24, 2022 with the OTLLC board having unanimously approved commencement of the undercut.
•	On March 14, 2022, Rio Tinto announced it has made a non-binding proposal to Turquoise Hill to acquire the approximately 49% of the issued and outstanding shares of Turquoise Hill that Rio Tinto does not currently own for approximately $2.7 billion. In addition to strengthening Rio Tinto's copper portfolio, the acquisition would create a more efficient ownership and governance structure for the Oyu Tolgoi project. Following the successful completion of a transaction, Rio Tinto would have a 66% interest in deposits on the Oyu Tolgoi mining licence and a 52.8% interest in the Hugo North Extension and Heruga deposits on the Entrée/Oyu Tolgoi JV Property.

Corporate

•	For the 2021 fiscal year, the operating loss was $3.0 million compared to an operating loss of $2.3 million in 2020.
•	For the 2021 fiscal year, operating cash outflow before working capital was $2.1 million compared to an operating cash outflow before working capital of $1.5 million in 2020.
•	As at December 31, 2021, the cash balance was $7.1 million and the working capital balance was $7.2 million.
•	The Company recognizes the unprecedented situation surrounding the ongoing COVID-19 pandemic and is closely monitoring the effect of the COVID-19 pandemic on its business and operations and will continue to update the market on the impacts to the Company's business and operations in relation to these extraordinary circumstances.

OUTLOOK AND STRATEGY

With the commencement of the Lift 1 Panel 0 undercut, Turquoise Hill's renewed partnership with the Government of Mongolia and execution of a comprehensive funding plan for the world class Oyu Tolgoi underground mine, Entrée's primary objective for the 2022 year is to advance potential amendments to the joint venture agreement (the "Entrée/Oyu Tolgoi JVA") that currently governs the relationship between Entrée and OTLLC and upon finalization, transfer the Shivee Tolgoi and Javhlant mining licences to OTLLC as manager of the Entrée/Oyu Tolgoi joint venture (the "Entrée/Oyu Tolgoi JV").  The form of Entrée/Oyu Tolgoi JVA was agreed between the parties in 2004, prior to the execution of the Oyu Tolgoi Investment Agreement and commencement of underground development. The Company currently is registered in Mongolia as the 100% ultimate holder of the Shivee Tolgoi and Javhlant mining licences.

The Company believes that amendments that align the interests of all stakeholders as they are now understood would be in the best interests of all stakeholders, provided there is no net erosion of value to Entrée. No agreements have been finalized and there are no assurances agreements may be finalized in the future.

SUMMARY OF OPERATING RESULTS

Operating Loss
For the full 2021 year, the operating loss was $3.0 million compared to an operating loss of $2.3 million in 2020. Project expenditures in 2021 included expenditures of $0.5 million for administration costs in Mongolia compared to $0.2 million in the comparative 2020 period. The increase in the current year was due to professional and advisory fees related to advancing potential amendments to the Entrée/Oyu Tolgoi JVA. Holding costs on all other properties in 2021 and 2020 were insignificant.

General and administration expenditures in 2021 was $1.6 million compared to $1.4 million in the comparative 2020 period. The increase in 2021 was due to increased advisory costs related to potential amendments to the Entrée/Oyu Tolgoi JVA.

Depreciation expenses in 2021 were consistent with the same period in 2020.

Non-operating Items
The foreign exchange gain in 2021 was primarily the result of movements between the C$ and U.S. dollar as the Company holds its cash in both currencies and the loan payable is denominated in U.S. dollars.

Interest expense was primarily related to the loan payable to OTLLC pursuant to the Entrée/Oyu Tolgoi JVA and is subject to a variable interest rate.

The amount recognized as a loss from equity investee is related to exploration costs on the Entrée/Oyu Tolgoi JV Property.

Deferred revenue finance costs are related to recording the non-cash finance costs associated with the deferred revenue balance, specifically the Sandstorm Gold Ltd. stream.

The total assets as at December 31, 2021 were lower than at December 31, 2020 due to a lower cash balance from operating activities. Total non-current liabilities were higher due to recording the non-cash deferred revenue finance costs for the 2021 year.

The Company's Annual Financial Statements and Management's Discussion and Analysis ("MD&A"), and Annual Information Form are available on the Company's website at www.EntreeResourcesLtd.com and on SEDAR at www.sedar.com. The Company's Annual Report on Form 40-F ("Annual Report") has been filed with the U.S. Securities and Exchange Commission ("SEC"), and is available on the Company's website at www.EntreeResoucesLtd.com and on EDGAR at www.sec.gov.  Shareholders can receive a hard copy of the Company's audited Annual Financial Statements upon request.

QUALIFIED PERSON
Robert Cinits, P.Geo., consultant to Entrée and the Company's former Vice President, Corporate Development, and a Qualified Person as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects, has approved the technical information in this release. For further information on the Entrée/Oyu Tolgoi JV Property, see the Company's Technical Report, titled "Entrée/Oyu Tolgoi Joint Venture Project, Mongolia, NI 43-101 Technical Report", with an effective date of October 8, 2021, available on SEDAR at www.sedar.com.

ABOUT ENTRÉE RESOURCES LTD.
Entrée Resources Ltd. is a well-funded Canadian mining company with a unique carried joint venture interest on a significant portion of one of the world's largest copper-gold projects - the Oyu Tolgoi project in Mongolia. Entrée has a 20% or 30% carried participating interest in the Entrée/Oyu Tolgoi JV, depending on the depth of mineralization. Sandstorm, Rio Tinto and Turquoise Hill are major shareholders of Entrée, holding approximately 25%, 9% and 7% of the shares of the Company, respectively. More information about Entrée can be found at www.EntreeResourcesLtd.com.

This News Release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws with respect to corporate strategies and plans; requirements for additional capital; uses of funds and projected expenditures; the expectations set out in OTMSS20 and the 2021 Technical Report on the Company's interest in the Entrée/Oyu Tolgoi JV Property; timing and status of Oyu Tolgoi underground development; the expected timing of sustainable production from Panel 0 on the Oyu Tolgoi mining licence; the nature of the ongoing relationship and interaction between Oyu Tolgoi project stakeholders and the Government of Mongolia with respect to the continued operation and development of Oyu Tolgoi following the implementation of the comprehensive new agreement entered into between Turquoise Hill, Rio Tinto and the Government of Mongolia along with the implementation of Resolution 103; the mine design for Hugo North Lift 1 Panel 0 and the related cost and production schedule implications; the re-design studies for Panels 1 and 2 of Hugo North (including Hugo North Extension) Lift 1 and the possible outcomes, content and timing thereof; timing and amount of production from Lift 1 of the Entrée/Oyu Tolgoi JV Property, potential production delays and the impact of any delays on the Company's cash flows, expected copper, gold and silver grades, liquidity, funding requirements and planning; future commodity prices; the potential impact of COVID-19 on Oyu Tolgoi underground development and the Company's business, operations and financial condition; the estimation of mineral reserves and resources; projected mining and process recovery rates; estimates of capital and operating costs, mill throughput, cash flows and mine life; capital, financing and project development risk; mining dilution; discussions with the Government of Mongolia, Rio Tinto, OTLLC and Turquoise Hill on a range of issues including Entrée's interest in the Entrée/Oyu Tolgoi JV Property, the Shivee Tolgoi and Javhlant mining licences and certain material agreements; potential size of a mineralized zone; potential expansion of mineralization; potential discovery of new mineralized zones; potential metallurgical recoveries and grades; plans for future exploration and/or development programs and budgets; permitting time lines; anticipated business activities; proposed acquisitions and dispositions of assets; and future financial performance.

In certain cases, forward-looking statements and information can be identified by words such as "plans", "expects" or "does not expect", "is expected", "budgeted", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "does not anticipate" or "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", "will be taken", "occur" or "be achieved". While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of Entrée's future performance and are based on numerous assumptions regarding present and future business strategies, the correct interpretation of agreements, laws and regulations; local and global economic conditions and negotiations and the environment in which Entrée will operate in the future, including commodity prices, projected grades, projected dilution, anticipated capital and operating costs, and anticipated future production and cash flows; the anticipated location of certain infrastructure and sequence of mining within and across panel boundaries; the construction and continued development of the Oyu Tolgoi underground mine; the status of Entrée's relationship and interaction with the Government of Mongolia, OTLLC, Rio Tinto and Turquoise Hill; and the Company's ability to operate sustainably, its community relations and its social licence to operate.

With respect to the construction and continued development of the Oyu Tolgoi underground mine, important risks, uncertainties and factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements and information include, amongst others, the nature of the ongoing relationship and interaction between OTLLC, Turquoise Hill and Rio Tinto and the Government of Mongolia with respect to the continued operation and development of Oyu Tolgoi following the implementation of the comprehensive agreement with the Government of Mongolia along with the implementation of Resolution 103; the continuation of undercutting in accordance with the mine plan and design; actual timing of first sustainable production from Panel 0 as well as the lifting of restrictions by the Government of Mongolia on the ability of OTLLC to incur additional indebtedness; the amount of any future funding gap to complete the Oyu Tolgoi project; liquidity, Oyu Tolgoi project funding sources and Oyu Tolgoi project funding requirements; the implementation and successful execution of the funding plan that is the subject of the Amended HoA and potential delays in the ability of Turquoise Hill or OTLLC to proceed with the funding elements contemplated by the Amended HoA; the timing and cost of the construction and expansion of mining and processing facilities; the ability of OTLLC or the Government of Mongolia to deliver a domestic power source for Oyu Tolgoi (or the availability of financing for OTLLC or the Government of Mongolia to construct such a source) within the required contractual timeframe; sources of interim power; OTLLC's ability to operate sustainably, its community relations, and its social licence to operate in Mongolia; the potential impact of COVID-19, including any restrictions imposed by health and governmental authorities relating thereto; the impact of changes in, changes in interpretation to or changes in enforcement of, laws, regulations and government practises in Mongolia; delays, and the costs which would result from delays, in the development of the underground mine; the anticipated location of certain infrastructure and sequence of mining within and across panel boundaries; projected commodity prices and their market demand; and production estimates and the anticipated yearly production of copper, gold and silver at the Oyu Tolgoi underground mine.

The 2021 PEA is based on a conceptual mine plan that includes Inferred mineral resources. Numerous assumptions were made in the preparation of the 2021 PEA, including with respect to mineability, capital and operating costs, production schedules, the timing of construction and expansion of mining and processing facilities, and recoveries, that may change materially once production commences at Hugo North Extension Lift 1 and additional development and capital decisions are required. Any changes to the assumptions underlying the 2021 PEA could cause actual results to be materially different from any future results, performance or achievements expressed or implied by forward-looking statements and information relating to the 2021 PEA.

Other risks, uncertainties and factors which could cause actual results, performance or achievements of Entrée to differ materially from future results, performance or achievements expressed or implied by forward-looking statements and information include, amongst others, unanticipated costs, expenses or liabilities; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; development plans for processing resources; matters relating to proposed exploration or expansion; mining operational and development risks, including geotechnical risks and ground conditions; regulatory restrictions (including environmental regulatory restrictions and liability); risks related to international operations, including legal and political risk in Mongolia; risks related to the potential impact of global or national health concerns, including the COVID-19 pandemic; risks associated with changes in the attitudes of governments to foreign investment; risks associated with the conduct of joint ventures; inability to upgrade Inferred mineral resources to Indicated or Measured mineral resources; inability to convert mineral resources to mineral reserves; conclusions of economic evaluations; fluctuations in commodity prices and demand; changing foreign exchange rates; the speculative nature of mineral exploration; the global economic climate; dilution; share price volatility; activities, actions or assessments by Rio Tinto, Turquoise Hill or OTLLC and by government authorities including the Government of Mongolia; the availability of funding on reasonable terms; the impact of changes in interpretation to or changes in enforcement of laws, regulations and government practices, including laws, regulations and government practices with respect to mining, foreign investment, royalties and taxation; the terms and timing of obtaining necessary environmental and other government approvals, consents and permits; the availability and cost of necessary items such as water, skilled labour, transportation and appropriate smelting and refining arrangements; unanticipated reclamation expenses; changes to assumptions as to the availability of electrical power, and the power rates used in operating cost estimates and financial analyses; changes to assumptions as to salvage values; ability to maintain the social licence to operate; accidents, labour disputes and other risks of the mining industry; global climate change; global conflicts; title disputes; limitations on insurance coverage; competition; loss of key employees; cyber security incidents; misjudgements in the course of preparing forward-looking statements; and those factors discussed in the Company's most recently filed MD&A and in the Company's Annual Information Form for the financial year ended December 31, 2021, dated March 25, 2022 filed with the Canadian Securities Administrators and available at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

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For further information: David Jan, Investor Relations, Entrée Resources Ltd., Tel: 604-687-4777 | Toll Free: 1-866-368-7330, E-mail: djan@EntreeResourcesLtd.com

CO: Entrée Resources

CNW 19:38e 25-MAR-22